OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009
Estimated average burden hours per response . . . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q
☐		☐ Form 10-D	☐Form N-SAR	☐Form N-CSR

☐	For Period Ended: December 31, 2008

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
TRONOX INCORPORATED

Full Name of Registrant
N/A
Former Name if Applicable

3301 N.W. 150th
Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73134

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On January 12, 2009, Tronox Incorporated, thirteen of its U.S. subsidiaries and Tronox Luxembourg S.ar.l, an international subsidiary, filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”). The Chapter 11 cases are being jointly administered under the caption In re Tronox Incorporated, et.al., Case No. 09-10156 (ALG). Following the filing of the Chapter 11 Cases, Tronox believes that additional time is necessary for a more thorough review of financial and other disclosures regarding potential asset impairments and environmental reserves. The company anticipates receiving from its auditor an opinion expressing substantial doubt about its ability to continue as a going concern.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Foster	405	775-5000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑Yes ☐No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☑Yes ☐No

As disclosed in part III above, the delay in filing the Report is necessary in part because in connection with the filing of the Chapter 11 Cases, the Company is continuing to perform an impairment analysis related to certain of its tangible and intangible assets and a review of certain of its environmental reserves. It is expected that the completion of the impairment analysis will result in the Report reflecting a significant change in results of operations from the corresponding period for the last fiscal year. The Company expects to report net sales of $1.5 billion for the year-ended December 31, 2008 compared to net sales of $1.4 billion for the year-ended December 31, 2007. In addition, the company expects to report gross margin of $65 million compared to a gross margin of $116 million in 2007. Pending the completion of the final analysis, the Company is unable to provide an estimate of net income (loss) at this time.

TRONOX INCORPORATED

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2009	By	/s/ Michael J. Foster
Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 18 110).